January 6, 2011

Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

RE:
China Fire & Security Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 16, 2010
Forms 10-Q for the Fiscal Year Ended March 31, 2010, June 30, 2010, and September 30, 2010
File No. 1-33588

Dear Mr. O’Brien：

On behalf of China Fire & Security Group, Inc. (“CFSG”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 21, 2010, with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form-10K”), and on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010.

We understand and agree that:

●	CFSG is responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
●	CFSG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
Critical Accounting Policies and Estimates, page 37

1.
We note your response to comment 8 in our letter dated November 29, 2010. Specifically, you state that the draft disclosures you provided in your response letter dated November 1, 2010, for comment 6 are included in your third quarter of fiscal year 2010 Form 10-Q. However, the disclosures on pages 37 to 39 of your third quarter of fiscal year 2010 Form 10-Q do not agree to the draft disclosures you provided in your November 1, 2010 response letter but rather seem similar to the disclosures you included in your fiscal year 2009 Form 10-K. As previously requested, please confirm to us that you will provide the draft disclosures you included in your response letter dated November 1, 2010 in your next periodic report.

Response:

We confirm that we will include the draft disclosures from our response letter dated November 1, 2010 in our next periodic report.

Results of Operations, page 39

2.
We note your response to comment 9 in our letter dated November 29, 2010. Based on the information provided, it appears as though the weighted average gross profit margin for your iron and steel industry contracts has declined for the three- and nine-months ended September 30, 2010, as compared to the prior periods. If this is correct, please clarify your discussion and analysis in future filings to specifically state as such. Please also provide investors with an explanation for the significant decline in gross profit margins for your iron and steel industry system contracting projections. Please advise and confirm that you revise your explanation in your next periodic report.

Response:

We confirm that in future filings we will clarify with greater specificity our discussion and analysis regarding our weighted average gross profit margin for iron and steel industry contracts.  We will also provide investors with an explanation for the decline in the projections for our gross profit margins on our iron and steel industry system contracts.

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com

Sincerely,

CHINA FIRE & SECURITY GROUP, INC.

Date: January 6, 2011	By:	/s/ Brian Lin
Name: Brian Lin
Title: Chief Executive Officer